StreetPrint
INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com

LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

SUPPL

RECEIVED
2005 MAR -9 A 11:11

05006340

March 2, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated March 2, 2005.

Yours very truly,

L Williams

Laura Williams
Assistant Controller

llw
Enclosure

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

dlw 3/15

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

2004 Fourth Quarter and Annual Financial Results

Surrey, British Columbia, Canada, March 2, 2005 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, audited summary financial results for the three months and year ending December 31, 2004.

Summary Financial Information (Unaudited)

		Three Months Ended December 31		Twelve Months Ended December 31	
		2004	2003	2004	2003
Revenue	$	2,481	2,356	13,330	12,331
Gross Profit		1,225	732	7,343	5,988
Earnings before depreciation, interest and income taxes		(49)	(421)	1,088	(423)
Net earnings (loss)	$	(74)	(274)	421	(455)
Earnings (loss) per share – basic	$	(0.02)	(0.04)	0.06	(0.07)
Earnings (loss) per share – diluted	$	(0.01)	(0.04)	0.06	(0.07)

The Company's earnings before interest, depreciation and income taxes for the three months ended December 31, 2004 increased by $372,000 over the same 2003 period. For the year ended December 31, 2004, earnings before interest, depreciation and income taxes increased $1,511,000. Total revenues for the fourth quarter increased by 5% over the fourth quarter of 2003. Total revenues for the year ended December 31, 2004 increased 8% over the same 2003 period. The Company is exposed to risk due to fluctuations in the exchange rates of the US dollar and to a lesser extent, the euro on both revenue and earnings. The change in exchange rates on the US dollar compared to the 2003 rates has had a negative impact on revenue of approximately $866,000 for the year.

Revenue (in thousands)
For the three months ended December 31,

	North America			Europe			Other International		
	2004	**2003**	**% change**	**2004**	**2003**	**% change**	**2004**	**2003**	**% change**
Applied Products	1,165	801	45%	242	322	(25%)	557	463	20%
Equipment & Tooling	292	471	(38%)	28	52	(46%)	112	138	(19%)
Other	32	6	433%	52	101	(49%)	1	2	(50%)
Total	1,489	1278	17%	322	475	(32%)	670	603	11%

Revenue (in thousands)
For the year ended December 31,

	North America			Europe			Other International		
	2004	**2003**	**% change**	**2004**	**2003**	**% change**	**2004**	**2003**	**% change**
Applied Products	7,571	6,092	24%	1,383	1,309	6%	1,229	1,114	10%
Equipment & Tooling	1,945	2,822	(31%)	387	417	(7%)	542	358	51%

Other	174	94	85%	75	102	(27%)	24	23	4%
Total	9690	9,008	8%	1,845	1,828	1%	1,795	1,495	20%

"Full year improvements to our financial results reflect the strategies we put in place through the last twenty-four months", stated Clark Quintin, President and Chief Executive Officer. "Our new products, new approaches to the market, the skills and capabilities of our people and determined execution of our business development make us very optimistic about the future."

At December 31, 2004, the Company's financial position remains strong with $4.0 million (December 31, 2003 - $3.2 million) in working capital and $2.6 million (December 31, 2003 - $1.7 million) in cash and cash equivalents

About Integrated Paving Concepts
Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com. Full financial results and management discussion and analysis are available at www.sedar.ca and on the Company's website at www.streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary